JD 3/24

14049517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

SEC FILE NUMBER
8- 67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Suite T2
(No. and Street)

Boston MA 02116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Stulb 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor & Drew P.C.
(Name – *if individual, state last, first, middle name*)

25 Braintree Hill Office Park, Suite 102 Braintree MA 02184
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/27/14

OATH OR AFFIRMATION

I, Christopher C. Stulb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Philip Lee

Notary Public

PHILIP C. LEE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

O'Connor & Drew P.C.
Certified Public Accountants

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2013 and 2012

CONTENTS

Independent Auditors' Report	1-2
Financial Statements:	
Statements of Financial Condition	3
Statements of Operations and Member's Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6-8
Supplemental Information:	
Schedule I Computation of Net Capital Pursuant to SEC Rule 15c3-1	9
Schedule II Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3	10
Independent Auditors' Report on Internal Control Structure	11-12

O'Connor & Drew P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of WJ Lynch Investor Services, LLC, which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of operations and member's equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WJ Lynch Investor Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by SEC Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

O'Connor and Drew, P.C.

Certified Public Accountants
Braintree, Massachusetts

February 17, 2014

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Financial Condition

December 31,

Assets

	2013	2012
Cash and equivalents	$ 39,420	$ 32,068
Accounts receivable	530,247	416,559
Other current assets	11,658	11,910
Total Assets	$ 581,325	$ 460,537

Liabilities and Member's Equity

	2013	2012
Accounts payable	$ 21,612	$ 46,207
Due to parent	286,984	210,002
Total Liabilities	308,596	256,209
Member's Equity	272,729	204,328
Total Liabilities and Member's Equity	$ 581,325	$ 460,537

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Operations and Member's Equity

For the Years Ended December 31,

	2013	2012
Revenue:		
Commission fees	$ 4,679,857	$ 3,750,968
Operating Expenses:		
Salaries and benefits	1,725,027	1,678,094
Selling costs	308,357	293,333
Travel and transportation	244,537	457,032
Business promotion and marketing	231,375	207,783
Occupancy	193,464	193,520
Office supplies and costs	163,327	158,866
Legal and other professional fees	70,369	55,190
Total Operating Expenses	2,936,456	3,043,818
Net Income	1,743,401	707,150
Member's Equity, Beginning of Year	204,328	472,178
Member Distributions	1,675,000	975,000
Member's Equity, End of Year	$ 272,729	$ 204,328

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31,

	2013	2012
Cash Flows from Operating Activities:		
Net income	**$ 1,743,401**	$ 707,150
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	**(113,688)**	(37,752)
Other current assets	**252**	(170)
Accounts payable	**(24,595)**	40,237
Due to parent	**76,982**	10,115
Net Adjustments	**(61,049)**	12,430
Net Cash Provided by Operating Activities	**1,682,352**	719,580
Cash Flows from Financing Activity:		
Member distributions	**(1,675,000)**	(975,000)
Net Increase (Decrease) in Cash and Equivalents	**7,352**	(255,420)
Cash and Equivalents, Beginning of Year	**32,068**	287,488
Cash and Equivalents, End of Year	**$ 39,420**	$ 32,068

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

Note 1 - **Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company") is a non-carrying broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority. The Company markets and sells bank-owned and corporate-owned life insurance portfolios and consulting services on executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Equivalents
For financial statement purposes, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

Income Taxes
The Company is organized as a limited liability company. Accordingly, no provision or liability for federal or state income taxes is reflected in the accompanying financial statements; instead, the net income or net loss is allocated to the member and is included on the member's personal federal and state income tax returns.

Note 1 - **Summary of Significant Accounting Policies - Continued**

Revenue Recognition
Substantially all revenues are generated through commissions earned on the sale of insurance products.

Advertising
The Company charges the cost of business promotion and marketing expense as incurred.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statements of financial condition at market value, fair value, or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and equivalents, accounts receivable, and accounts payable.

Note 2 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, office expenses, and employee benefits. During both the years ended December 31, 2013 and 2012, the Company incurred 70% of the shared expenses and the Parent incurred 30%. At December 31, 2013 and 2012, the amount of shared expenses incurred by the Company included in operating expenses was approximately $2,710,000 and $2,925,000, respectively.

Note 3 - **Risks, Uncertainties, and Concentrations**

Major Customers
During the years ended December 31, 2013 and 2012, the Company had three customers that accounted for 78% and 74% of revenues, respectively. Additionally, the Company had two customers that represented 76% and 70% of accounts receivable at December 31, 2013 and 2012, respectively.

Note 3 - **Risks, Uncertainties, and Concentrations - Continued**

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances exceeded the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
Management has evaluated subsequent events through February 17, 2014, the date for which the financial statements were available for issuance.

Note 4 - **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of the greater of one-fifteenth of aggregate indebtedness as defined or a minimum dollar requirement of $5,000 based upon the Company's activities. At December 31, 2013 and 2012, the Company had net capital of $192,360 and $147,945, respectively, exceeding the minimum net capital requirement by $171,787 and $130,864, respectively. At December 31, 2013 and 2012, the Company had a ratio of aggregate indebtedness to net capital of 1.60 to 1 and 1.73 to 1, respectively.

SUPPLEMENTAL INFORMATION

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2013

SCHEDULE I

Net Capital:		
Member's equity		$ 272,729
Non-allowable assets		80,369
Net Capital		192,360
Minimum dollar net capital requirement (other brokers or dealers)	$ 5,000	
Minimum net capital requirement (1/15 of aggregate indebtedness)	$ 20,573	
Net Capital Requirement		20,573
Excess Net Capital		$ 171,787
Aggregate Indebtedness		$ 308,596
Ratio of Aggregate Indebtedness to Net Capital		1.60 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report filed on January 27, 2014.

See Independent Auditors' Report.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3

For the Year Ended December 31, 2013

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k)(1).

See Independent Auditors' Report.

O'Connor & Drew P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

In planning and performing our audits of the financial statements of WJ Lynch Investor Services, LLC (the "Company") as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given those limitations, during our audit, we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This communication is intended solely for the information and use of the member, management of the Company, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

O'Connor and Drew, P.C.

Certified Public Accountants
Braintree, Massachusetts

February 17, 2014